Mail Stop 3010

April 9, 2010

<u>VIA U.S. MAIL AND FAX 81-3-3274-4496</u>

Masafumi Nakada
Senior Managing Director and Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Dear Mr. Nakada:

     We have read your response letter dated April 2, 2010. We ask that you respond with as much information as you can now provide, with any remaining responses following as soon as possible.

     Please contact me at (202) 551-3498 if you have any questions.

     Sincerely,

     Linda van Doorn
     Senior Assistant Chief Accountant